David S. Stone
Attorney at Law
Tel 312.269.8411
Fax 312.269.1747
dstone@ngelaw.com
October 1, 2007
Ellie Quarles
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
One Station Place
Washington, D.C. 20549

Re:	Covanta Holding Corporation
Definitive 14A
Filed April 25, 2007
File No. 1-06732
Dear Ms. Quarles:
     On behalf of our client, Covanta Holding Corporation (the “Company”), I am responding to your letter dated August 21, 2007 to Anthony Orlando (the “Comment Letter”). To facilitate your review, your comment in the Comment Letter is set forth below in bold type and my corresponding response appears below it in ordinary type.
Compensation Discussion and Analysis, page 18
1.	Throughout this section, you indicate that you consider a named executive officer’s individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.
Response:
     In the Company’s future filings, the Company will include additional information to identify and describe the general nature of the “Individual Performance Measures” used in compensation determinations, as discussed in the last two paragraphs of page 23 of the proxy statement. For 2006, the Individual Performance Measures consisted of the following four major categories: (i) operational excellence; (ii) asset management; (iii) growth strategy; and (iv) process and management improvement. These categories were generally chosen to reflect the different areas of importance to the Company to implement its business plan and to enhance the value of the Company. The Individual Performance Measures were then individually weighted for each of the named executive officers based upon their respective areas of responsibility and

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October 1, 2007

their ability to influence or effect results in such areas. For example, the Company proposes in future filings to incorporate additional disclosures, as applicable, to the effect that the chief operating officer has the greatest relative responsibility for the operations of the Company, therefore, his compensation is more highly weighted and dependent upon the operational excellence category while the general counsel has relatively greater weights upon performance in the asset management and growth strategy areas over which he has greater relative levels of control and participation. The Company will also disclose the aggregate percentage earned by such named executive officer relative to target in determining each such named executive officer’s compensation.
     In future filings, the Company will also indicate that the Compensation Committee receives an initial assessment of each executive officer’s performance with respect to each of the four categories for the preceding fiscal year, which recommendation is then reviewed in connection with their determinations of each named executive officer’s incentive cash award. Factors that influence determinations are subjective, are based upon the positive and negative developments occurring within the prior fiscal year and vary from year-to-year based upon the goals of the Company and the actions undertaken or desired to be taken within such period.
     With respect to specific disclosures that identify the specific percentages applicable to each of the Individual Performance Measures and the specific actions or performance that determined the compensation received by such named executive officer, the Company believes that such specific information constitutes confidential business information, the disclosure of which would cause the Company competitive harm. A complete explanation, including the legal rationale for this position, is set forth in response to Comment 4 under the sub-heading Disclosure of Business Area Performance Measures (“Individual Performance Measures”).
Competitiveness and Benchmarking, page 19
2.	To the extent that you engage in benchmarking your performance against utility companies, independent energy companies and water disposal companies discussed in this section, the Dow Jones “DJ Waste & Disposal Services Index” or any other group of companies, please identify those companies and the components of the index. See Item 402(b)(2)(xiv) of Regulation S-K. When you indicate that you target compensation at the market median, it is unclear as to which group of companies you have chosen to benchmark compensation.
Response:
     In the Company’s future filings, to the extent the Company engages in benchmarking its compensation targets against other competitors or companies with similar businesses (such as the DJ Waste & Disposal Services Index), the Company will identify the companies, and the components of any such index used in such benchmarking.

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     The Company further agrees, to the extent applicable in future filings, to clarify the Company’s discussion of targeting compensation at the market median. For example, to the extent it is applicable in future filings, the Company will modify the paragraph under the heading Competitiveness and Benchmarking on page 19 of the proxy statement by adding an additional sentence at the end of such paragraph to the following effect (appropriately updated):
In determining the market median for determining target compensation, the companies included in the surveys reviewed by the Compensation Committee were as follows: [insert list of applicable companies in proxy statement]
     Finally, the Company notes that it also has used in the past, and may again use in the future, broad market compensation surveys and/or proprietary surveys conducted by compensation consultants where the number of participants may be either very large number (i.e., possibly in excess of 100 companies) or confidential and not disclosed to the Company. In such event, the Company proposes to provide, as the case may be, a detailed description of the type and number of companies included in such survey and the source of such survey.
     The Annual Compensation Process, page 20
3.	Please provide further analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. You indicate that the compensation committee reviews tally sheets that include various components of compensation. Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers and whether the compensation committee has increased or decreased compensation based on its review of the components included in the tally sheets. Also explain why a greater percentage the chief executive officer’s compensation is performance-based and why certain named executive officers received performance-based awards that represent a higher percentage of their base salary.
Response:
     In future filings, the Company will disclose that other than minimum annual salaries provided in the named executive officers’ respective employment agreements, there are no formulas to determine annual base cash compensation. Further, to the extent applicable, the Company will disclose with respect to annual cash incentive awards, the categories, such as (i) operational excellence, (ii) asset management, (iii) growth strategy and process and (iv) management improvement, that form the basis, to varying degrees, of the eligibility and amount of incentive cash bonuses awarded to named executive officers. The Company will indicate that the importance of performance within each of the identified categories varies significantly between each named executive officer in order to best tie each such named executive officer’s

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respective job responsibilities with the categories relating to such responsibilities. Accordingly, final determination of cash incentive awards is not determined on a purely formulaic basis.
     In future filings, the Company will disclose how, if at all, it uses or relies upon tally sheets. The Compensation Committee began using tally sheets in 2006 as an additional data point to provide a macro level and long-term “check and balance” to the compensation process which is typically more focused on the micro level and annual aspects of the individual components of compensation and to provide the Compensation Committee with information regarding the named executive officers’ wealth accumulation in the form of cumulative equity awards and current equity holdings. Although the Compensation Committee may increase or decrease compensation based upon the review of tally sheets, it did not change any compensation based on its review of tally sheets in 2006.
     Although the Company disclosed in the Executive Compensation — Compensation Discussion and Analysis section of its Definitive Proxy Statement on Schedule 14A dated April 25, 2007 (the “2006 Proxy Statement”) on page 21 that “Consistent with the view that our named executive officers’ compensation should be closely tied to our overall performance” before identifying the percentage of performance-based compensation that were received by the named executive officers and the chief executive officer, in future filings, the Company will provide additional disclosure under the sub-heading CEO Compensation to the effect that a greater percentage of the chief executive officer’s compensation is structured to be performance-based and not fixed because the Compensation Committee believes that as the chief executive officer he has more control and responsibility over the overall performance of the Company than other executive officers and, accordingly, it is appropriate to tie a greater percentage of his compensation to Company’s overall performance in order to best align his interests with the interests of the Company’s stockholders. Similarly, those named executive officers with a broader range and greater levels of responsibility and control over the operations of the Company would have a relatively greater percentage of their compensation “at risk” and would receive a relatively higher percentage of their compensation tied to performance-based awards (rather than fixed) in order to best align their interests with the interests of the stockholders of the Company.
     Annual Incentive Cash Awards, page 22
4.	You have not disclosed the adjusted EBITDA, free cash flow and business area performance measures for 2006 or 2007. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

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October 1, 2007

Response:
     The Company’s response discusses the disclosure requirements of Item 402(b) of Regulation S-K, including Instructions 2 and 4, with respect to performance measures within the following four categories: (1) prior period financial target measures (i.e., 2006); (2) current period financial target measures (i.e., 2007); (3) future period financial target measures (i.e., 2008 and future years); and (4) business area performance measures. The Company’s response to the Staff’s comment will address each of these four areas. We refer to the financial performance criteria of adjusted EBITDA and free cash flow1, which are used for both the annual incentive cash bonus award and the equity vesting, as “Financial Performance Measures” and the individual business area performance measures used in the annual incentive cash bonus award as “Individual Performance Measures.”
     Disclosure of Prior Period Financial Target Performance Measures
     In response to the Staff’s comment and discussions with the Staff, in order to provide investors with a means of measuring the named executive officers’ compensation in relation to the performance of the Company and the levels at which the specified targets were attained, in future filings the Company will supplement its disclosure under Annual Incentive Cash Awards and Long-Term Incentive Awards on the Financial Performance Measures used in setting a portion of its performance-based awards to named executive officers. Specifically, the Company will disclose the Financial Performance Measures of adjusted EBITDA and free cash flow (or such other targets as may be used in the future) that were used by the Company in such prior completed fiscal year to determine a portion of the performance-based cash compensation paid to such officers in the most recently completed fiscal year as well as vesting criteria during the most recently completed fiscal year with respect to equity awards granted in prior years. In doing so, the Company acknowledges the position of the Staff that it would be beneficial for investors to be able to judge the success of the Company’s pay-for-performance approach through the application and disclosure of the Company’s actual performance relative to such prior performance targets.
     The Company will also describe in greater detail in future filings that, for purposes of reaching final determinations of performance-based compensation for the prior fiscal year, adjustments may be made to (i) the Financial Performance Measures adopted by the Compensation Committee for the current year and, with respect to equity awards, future periods during which the awards may vest, and (ii) the prior year’s actual results based upon the discretion of the Compensation Committee. The Company will further disclose in future filings, that such adjustments, if any, are made at the discretion of the Compensation Committee in order to effectuate the intents and purposes of the such compensation plans and may be for various reasons, including to remove the effects of unanticipated events, such as unbudgeted accounting

[1]	Adjusted EBITDA is a measurement defined and used in the financial covenants of the Company’s and its subsidiaries’ credit facilities. Free cash flow, as used, is defined as cash flow from operating activities minus capital expenditures incurred for maintenance.

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changes, project restructurings, balance sheet adjustments and similar items, which unless excluded would produce unintended consequences that are inconsistent with the intent and purpose of the program to align the interests of named executive officers with those of stockholders and to provide financial incentives to named executive officers to effectively implement the Company’s business plan and goals.
     Current Period Disclosure of Financial Target Performance Measures
     The Company does not disclose future Financial Performance Measures for the current fiscal year for two principal reasons: First, disclosure is not required because establishing proposed Financial Performance Measures for the current year would not constitute actions with respect to executive compensation taken after the end of the Company’s fiscal year that could affect a fair understanding of the named executive officers’ compensation nor are they material to an understanding of the Company’s compensation program. Second, such disclosures would likely be viewed by the market and competitors as projections of future performance providing third parties with information that would cause the Company competitive harm in addition to market confusion.
Compliance with Instruction 2 to Item 402(b) of Regulation S-K
     Instruction 2 to Item 402(b) of Regulation S-K (“Instruction 2”) provides that the compensation discussion and analysis should also cover actions regarding executive compensation that were taken after the last fiscal year’s end where such actions “could affect a fair understanding of the named executive officer’s compensation for the last fiscal year end.” Although the specific target amounts for 2007 were updated from 2006, the Financial Performance Measures used to make bonus determinations were substantially similar to prior years.2 Accordingly, the Company did not disclose, and does not believe under its facts and circumstances, that Instruction 2 requires disclosure of, 2007 performance targets because the performance targets were substantially similar to the performance targets used for 2006 compensation. Further, it is significant to note that the Company provided general guidance to the market regarding projected annual levels of adjusted EBITDA and free cash flow such that the specific targets adopted for 2007 would not be necessary for a fair understanding of the named executive officers’ compensation for such fiscal year. Therefore, since the use of Financial Performance Measures in 2007 did not involve a material change nor are they material to an understanding of the Company’s compensation programs and policies, disclosure was not required by Instruction 2.
     Further, we note that the Company, like many reporting companies, routinely makes a number of compensation-related determinations after the end of its fiscal year. These

[2]	The only substantive change was a slight modification in the definition of adjusted EBITDA to conform to the new definition of such measurement in the new credit facilities entered into by the Company and its subsidiaries in January 2007. Prior periods used the term adjusted EBITDA as then defined and used in the Company’s and its subsidiaries’ then current credit facilities.

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determinations fall into two general categories. First, determinations with respect to compensation in the prior fiscal year, such as incentive bonus determinations which were made in the first quarter of 2007 but related to 2006 compensation; and second, determinations with respect to base salary and equity awards which were made in the first quarter of 2007 and related to 2007 and future years’ compensation. The express language of Instruction 2 would appear to govern the first situation; and, in fact, consistent with Instruction 2, the Company disclosed such actions on page 23 under the sub-heading Annual Incentive Cash Awards and on page 25 under the sub-headings CEO Compensation and CFO Compensation. However, with respect to the later situation, Instruction 2 by its terms does not apply to determinations of future compensation made in 2007, particularly where such determinations are not material and would not “affect a fair understanding of the named executive officer’s compensation for the last fiscal year end.” (Emphasis added.) Therefore, since the actions of the Compensation Committee in 2007 with respect to 2007 compensation did not affect an understanding of 2006 compensation, no disclosure is required under Instruction 2. The information that is significant to investors is how the named executive officers’ compensation relates to the Financial Performance Targets in the fiscal year to which the targets relate, which is the disclosure contained in the 2006 Proxy Statement relating to the 2006 Financial Performance Measures.
     Moreover, the Company’s specific 2007 Financial Performance Measure targets do not have any more of an impact on an investor’s understanding of the 2006 compensation than do the base salary and restricted stock award amounts to the named executive officers for the 2007 fiscal year, which it has not been argued must now be disclosed under Instruction 2. Specifically, we note the Staff’s interpretation of the disclosure requirements relating to executive compensation in connection with the recent amendments to Form 8-K when the Commission placed all executive compensation information in Item 5.02 of Form 8-K. Instruction 2 to Item 5.02(e) of Form 8-K provides that awards to named executive officers made pursuant to a plan, which are materially consistent with the previously disclosed terms of such plan, need not be disclosed in a current report on Form 8-K, provided that the award is subsequently disclosed when next required by Item 402 of Regulation S-K (which in the ordinary course would be a proxy statement for an annual meeting held following the fiscal year). The approach taken in Instruction 2 to Item 5.02(e) is (i) consistent with the Company’s determination that changes to annual salary and bonus target amounts do not constitute material changes in compensation and (ii) indicative that that once the structure and general terms of such awards have been previously disclosed to investors, the specific terms of any single award are not deemed to be of such materiality to an investor that the Commission requires prompt current disclosure of the award. To the contrary, Instruction 2 to Item 5.02(e) deems it sufficient to wait for the terms of such award to be disclosed in the registrant’s next proxy statement or registration statement. Accordingly, requiring the immediate disclosure of 2007 Financial Performance Measures in the 2006 Proxy Statement for the preceding fiscal year would be inconsistent with both the rationale and position taken in Instruction 2 to Item 5.02(e).
     It is also significant to note that the Company did provide, and will continue to provide in future filings, significant disclosure regarding the relationship and relative compensation levels

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that the named executive officers could expect to receive for satisfaction of the “minimum,” “threshold,” “target” and “stretch” goals, including the statement on page 23 of the 2006 Proxy Statement that “the average cash award was equal to approximately 132% of target levels.” Further, and contrary to the last sentence in the Staff’s comment, we note that on page 23 of the 2006 Proxy Statement, the Company provided a detailed description of five elements that will determine the likelihood or difficulty of the Company and the named executive officers achieving the undisclosed targets in addition to the following specific statement discussing the difficulty or likelihood of achieving the undisclosed target levels, that together with discussion of the foregoing five elements, we believe satisfies the requirements of Instruction 4 to Item 402(b) of Regulation S-K:
Consequently, our ability to achieve the “target” levels of performance each year is heavily dependent not only upon factors within our control, but also upon other conditions over which we have no control. While there is substantial uncertainty with respect to achieving the performance targets in any year at the time that Covanta Performance Measures are set and communicated, with our strong historical operating performance, the favorable energy, commodity and ferrous recovery market conditions that we have benefited from in recent years and the continued performance by third parties with whom we contract, we have in recent years consistently achieved the Covanta Performance Measures and our named executive officers have experienced a reasonable expectation of receiving, and have received, at least their “target” cash incentive award levels. Even with this strong performance and favorable market conditions, however, the “stretch” levels of performance remain extremely difficult to obtain and maximum cash award levels have not been reached in prior periods. If such expected conditions persist and we are able to avoid a material adverse impact to our business resulting from such unforeseen events, our named executive officers are likely to continue to receive incentive cash awards at or above the “target” level.
     Notwithstanding the belief of the Company that the foregoing disclosures satisfy the requirements of Instruction 4 to Item 402(b), to provide further information to investors regarding the likelihood or difficulty of achieving target performance levels, in future filings the Company proposes to disclose additional detail regarding the actual historic performance for adjusted EBITDA and free cash flow (or such other applicable targets from time to time used by the Company) against Financial Performance Measures in prior years in assessing for named executive officers or the Company the difficulty in achieving target performance levels similar to the disclosure for 2006 referenced above. In this way, investors would have significant information with which to judge whether in prior periods the Company’s pay-for-performance compensation programs and policies effectively tied compensation of named executive officers to performance by the Company, with appropriate patterns of information developing over a period of time as repeated disclosures allow for comparative analysis and evaluation.

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     Competitive Harm
     We acknowledge the standard for confidential commercial or financial information, the disclosure of which would cause competitive harm identified by the Staff in response to Question 3.04 of the Interpretive Guidance regarding Item 402 of Regulation S-K – Executive Compensation (last updated August 8, 2007). We note that courts analyzing Exemption 4 of the Freedom of Information Act (“Exemption 4”) have addressed whether the disclosure of certain information would cause substantial competitive injury. The court in National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976) (“National Parks II”), held that with the disclosure of detailed financial records “the likelihood of substantial harm to...competitive positions to be virtually axiomatic.” 547 F.2d at 684. Other courts have gone on to indicate that financial information that provides insight into the future plans or operations of the party providing such information would cause substantial competitive injury if disclosed. See, e.g., Gilda Industries, Inc. v. United States Customs & Border Protection Bureau, 457 F. Supp. 2d 6 (Dist. D.C. 2006) (holding that information that is not harmful on its face but, when combined with publicly available information, could be used to damage future business opportunities is properly excluded under Exemption 4).
     Further, courts have upheld the redaction and confidential treatment of financial information, including income projections, pro forma and other financial statements, repayment and equity ratio analyses containing information similar to the Company’s adjusted EBITDA and free cash flow projections, where the disclosure of such financial information “would provide competitors with valuable insights into the company’s operations, give competitors pricing advantages over the company, or unfairly advantage competitors in future business negotiations.” People for the Ethical Treatment of Animals v. United States Department of Agriculture, 2005 WL 1241141 (Dist. D.C. 2005) at p. 15, citing National Parks II, 547 F.2d at 684. See also, National Community Reinvestment Coalition v. National Credit Union Administration, 290 F. Supp. 2d 124 (Dist. D.C. 2003) (holding that plans for future programs, plans for expansion and marketing plans were properly excluded under Exemption 4); and Gulf & Western Industries, Inc. v. United States, 615 F.2d 527 (Dist. D.C. 1979) (indicating that information that would allow competitors to calculate future bids is properly excluded under Exemption 4).
     In February 2007, the Compensation Committee set Financial Performance Measures based on projections of adjusted EBITDA and free cash flow for the annual incentive cash awards and vesting criteria for restricted stock awards to the named executive officers for 2007. When the Compensation Committee established the Financial Performance Measures (including the “threshold,” “minimum,” “target,” and “stretch” levels for each, as described on page 22 of the 2006 Proxy Statement), it did so based upon the Company’s budgets and projections for the coming year which the Company has always maintained as confidential. While the Company has provided guidance to the market in the form of projected ranges of full year adjusted EBITDA and free cash flow, the Company has never disclosed and has maintained the confidentiality of its yearly budget projections of adjusted EBITDA and free cash flow.

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     The Company’s business is based on creating long-term stockholder value through obtaining and renewing long-term contracts that generate revenue from services provided or energy output sold, or through developing new or expanded capital-intensive projects that it often designs and builds itself, or acquires from others. In each of these areas, the Company is subject to intense competition. It competes vigorously for these contracts, often in a public procurement process, and for acquisitions, often in auctions or a private negotiated setting. To disclose the specific threshold, minimum, target and stretch goals for each of the Financial Performance Measures during a current fiscal year would provide the Company’s competitors, customers and third parties with whom it seeks to contract or acquire projects or businesses with detailed information not currently publicly available. This information would arm these third parties with unfair bargaining leverage afforded by a detailed insight into the Company’s strategic business goals, ability (or lack thereof) to be flexible in achieving them, and its cash and other resources available to accomplish these goals, as well as an unfair insight into the expectations for management regarding contract renewals and extensions and planned acquisitions or asset dispositions. This detailed information would be used by competitors, customers and third parties with whom it seeks to contract to modify their bids to the detriment of the Company in public bid situations, alter their proposed purchase prices in prospective acquisitions (or demands in prospective asset dispositions), and otherwise gain a competitive advantage and insight into the economic drivers of the operation and expansion of the Company. Accordingly, consistent with PETA v. United States Department of Agriculture, where the release of financial information, including projections of income and other financial information, was determined to be likely to cause substantial competitive harm, the release of future Financial Performance Measures by the Company would provide competitors, customers and other third parties with substantial insight into the Company’s financial picture, potentially exposing weaknesses that competitors, customers and suppliers could exploit, thereby satisfying the Company’s obligation of demonstrating a likelihood of substantial competitive injury.
     In short, disclosure of the Company’s proposed Financial Performance Measures for the current year would hinder management’s ability to achieve its most important goal: creating long-term stockholder value. Consequently, the Company believes that disclosure of Financial Performance Measures for the current fiscal year would cause competitive harm to the Company within the meaning of Exemption 4 and consistent with the case law interpretations of competitive harm discussed above.
     Future Period Disclosure of Financial Performance Measures
     The Company also uses Financial Performance Measures to set vesting criteria for long-term equity compensation. In each of 2006 and 2007, the Compensation Committee granted restricted stock awards to named executive officers, which awards vest over a period of three years following such grant. In order to further the Company’s long-term compensation goals to reward performance, 66% of such awards vest upon achievement of 95% of projected adjusted EBITDA and 90% of projected free cash flow targets, comprising the Financial Performance Measures for those years. These estimates of adjusted EBITDA and free cash flow

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were based upon the Company’s long-term plans, estimates and budgets, none of which are publicly disclosed. While the current year targets are substantially based upon the Company’s confidential budget for that year, the targets for the second and third years are more “rough estimates” that may or may not be consistent with the annual budgets for those years at the time they are established. Given that a variety of factors and developments in the business may materially affect budgets in subsequent years, the Compensation Committee has the discretion under the equity award agreements to modify these targets after they are initially established to better reflect the then current business realities and the intention of the program to align the interests of the named executive officers with those of the Company’s stockholders through long-term equity compensation awards.
     The Company has never provided, and does not intend in the future to provide, guidance to the public regarding either targets or ranges of adjusted EBITDA or free cash flow for such future periods. The Company’s long-term plans may take into account a variety of possible events which could occur during that period, including acquisitions, dispositions, new project developments, new contract or renewals or expirations of existing contracts, expected financing and business plans, as well as the Company’s expectations for the profitability of its projects and the state of the overall waste disposal market. All of these expectations and general plans are incorporated to varying degrees in the projected adjusted EBITDA and free cash flow targets, and disclosing the specific targets of adjusted EBITDA or free cash flow for future periods would telegraph to the Company’s competitors, customers and other third parties important non-public information about the Company’s expected cash position, operating performance and business plans for such matters as acquisition, dispositions, and strategies for entering new markets, for the next three years.
     Simply put, it is because of the relevance and relationship of the future period Financial Performance Measures to the Company’s long-term business strategy that such measures have been used in the Company’s compensation process with respect to equity-based awards; the disclosure of which could reveal confidential business information that would be useful to competitors. Accordingly, consistent with applicable case law cited above, where the release of financial information, including projections of income and other financial information, would provide competitors, customers and other third parties with substantial insight into the Company’s financial picture, potentially exposing weaknesses or positions that competitors, customers and suppliers could exploit, the Company satisfies its obligation of demonstrating a likelihood of substantial competitive injury.
     As discussed above, the Company proposes to provide investors with a means of reviewing the connection between performance and compensation levels in future filings by providing information regarding the prior period Financial Performance Measures used in such prior grants and whether the specific targets comprising the Financial Performance Measures had been achieved with respect to completed periods.

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     Disclosure of Business Area Performance Measures (“Individual Performance Measures”)
     The Company does not disclose specific Individual Performance Measures because of their inherent business sensitivity and insight into the business plans and directions of the Company. This component of performance-based compensation is based on largely subjective determinations by the Compensation Committee and the chief executive officer as to a named executive officer’s performance against expected specific business goals which are germane to the named executive officer’s specific area of responsibility. As discussed above under Current Period Disclosure of Financial Target Performance Measures – Competitive Harm, these specific business goals and the detailed and factual information contained in the Individual Performance Measures, typically include, but are not limited to, such goals (which may include, for example, the specific identification of target contracts, acquisition targets or assets for disposition) as the following:
•	Contracts to be obtained or renewed;

•	Businesses to acquire or projects or assets to sell;

•	Financings or refinancings to close;

•	Environmental or safety targets to achieve;

•	Production targets to achieve;

•	Proprietary technology development in specific areas;

•	Dispute resolution; and

•	Implementation of management systems.
     Individual Performance Measures are inherently more subjective than Financial Performance Measures, reveal event greater detail regarding aspects of strategic planning and tactics than Financial Performance Measures, and involve the application of significantly more subjective judgment in measuring a named executive officer’s performance against expectations.
     While the Company has proposed in response to Comment 1 above to disclose that the Individual Performance Measures are comprised of the following four major categories: (i) operational excellence, (ii) asset management, (iii) growth strategy and (iv) process and management improvement, the prospective disclosure of the individual weighting and descriptions of the expected work upon which such named executive officers success will be measured (i.e., contracts to renew or obtain, transactions to complete, assets to be sold, etc.) would involve the disclosure of confidential business information that would give competitors, customers and third parties with whom the Company seeks to the ability to exploit such information to put the Company and its named executive officers at a significant commercial and competitive advantage; and thus hamper the Company’s ability to achieve its goals.

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     Accordingly, as supported by National Parks II and its progeny cited above, disclosure of detail regarding the Company’s Individual Performance Measures would cause substantial competitive harm to the Company.
     Potential Impact of Required Disclosure on Future Performance Measures
     The Company has continued to wrestle with the practice of providing forward-looking information in the form of “range” guidance to the financial market, as a general matter, including consideration of curtailing or eliminating such disclosures in the future, particularly in light of the potential use of such information by competitors and analysts. The Company began providing guidance in 2005 after the Company acquired Covanta Energy Corporation with a significantly leveraged balance sheet. The result to date has been that the Company has only disclosed a range of annual (not quarterly) guidance of adjusted EBITDA and free cash flow, which provided greater transparency to the market. Moreover, this guidance is not only subject to updating to reflect material changes, but also changes in the information disclosed. For example, beginning in the second quarter of 2007, the Company discontinued providing guidance on free cash flow and switched to the GAAP measure of cash flows from operating activities. Although the Compensation Committee may review whether to make a corresponding change in prior awards, there is no such obligation to do so and the Compensation Committee may determine to maintain the previously established vesting criteria notwithstanding the Company’s discontinuance of disclosing guidance on such measure. Accordingly, disclosure of specific targets comprising the Financial Performance Measures would not only significantly magnify and exacerbate the competitive risks to the Company, particularly if extended beyond the current year, but also create a risk of investor confusion.
     To the extent that the Staff concludes that disclosure of the Company’s Financial Performance Measures does not satisfy the standard for competitive harm to the Company, as defined under Exemption 4 and the applicable case law interpreting such term, the risk of attendant competitive harm to the Company, as determined by the Company and the Compensation Committee, may cause the Company and the Compensation Committee to re-examine the current compensation metrics used by the Compensation Committee to determine compensation for named executive officers. Although the Company and Compensation Committee believe that the Financial Performance Measures currently utilized serve to effectively align the economic interests of the Company, its stockholders and the named executive officers because of their relevance to the Company’s long-term business strategies, the Company and Compensation Committee also believe that if a misalignment of those interests is created if targets comprising the Financial Performance Measures were to be disclosed with respect to current or future periods, and that the harm caused by this misalignment would outweigh the benefits of using such metrics in compensation decision-making, that a change in compensation metrics may be necessary. Consequently, the Compensation Committee is beginning to explore whether it may be appropriate to consider alternative approaches, including the elimination of Financial Performance Measures in favor of a more subjective, case-by-case

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exercise of judgment in compensation of named executive officers, or establishing metrics on a year-by-year basis. The Company and the Compensation Committee believe that such approaches may be necessary to “re-align” the interests of the named executive officers with those of the stockholders and provide a greater opportunity for the named executive officers and the Company’s entire management team to create long-term stockholder value by removing the obligation to make current or future performance disclosures to the marketplace.
5.	With respect to the compensation plans, please discuss whether the compensation committee has discretion or has exercised discretion to increase or decrease the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.
Response:
     Although the Company notes that it did disclose on page 25 under the sub-heading CFO Compensation of the 2006 Proxy Statement that an additional award was “made in the discretion of the Compensation Committee,” in future filings, assuming no change in circumstances, the Company will add a disclosure to Performance-Based Awards (or a similar introductory section) that the Compensation Committee has the discretion and authority to increase or decrease the size of any performance-based award or payout and disclose, to the extent applicable, if it has exercised such discretion and authority.
     CEO Compensation, page 25
6.	We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Orlando’s salary, non-equity incentive compensation and equity awards were significantly higher than amounts given to other named executive officers other than the amount of options granted to Mr. Pytosh. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.
Response:
     In future filings, the Company will supplement its disclosures on CEO Compensation under the sub-heading CEO Compensation to explain that the Compensation Committee believes that the amount of Mr. Orlando’s compensation reflects both the significant difference in the overall responsibilities of the chief executive officer of the Company compared to the other named executive officers as well as the relatively larger component of his compensation that is “at risk” and performance-based, such that if the Company performs at or above expectations, his

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compensation will be greater, and possibly materially greater, than other named executive officers.
     In addition, all of the other named executive officers’ responsibilities are limited by function: i.e., financial (Mr. Pytosh), legal (Mr. Simpson), accounting (Mr. Bucks) or specific operating area (Mr. Klett is chief operating officer of an important subsidiary, Covanta Energy Corporation). Mr. Orlando is the only named executive officer whose duties both functionally and operationally cover all aspects of the Company. Further, since 2004, the Company has emerged from bankruptcy, successfully completed and integrated the operations of two major acquisitions and restructured and refinanced the Company’s debt structure, all under Mr. Orlando’s supervision. All of these events have resulted not only in significant increases in the annual adjusted EBITDA and free cash flow generated by the Company, but also corresponding significant increases in the Company’s enterprise value, market capitalization (up almost 70x from less than $55 million prior to the acquisition of Covanta Energy Corporation to over $3.8 billion as of the date of this letter) and share value (up almost 17x from $1.40 per share on the date prior to the announcement of the Covanta Energy Corporation acquisition to $24.99 per share on the date of this letter) to the benefit of the Company’s stockholders. In future filings, the Company will also add a disclosure, to the extent applicable, to the effect that compensation levels of named executive officers generally will reflect the their respective overall responsibilities and the impact or potential impact of their work on the performance of the Company as a whole.
     As disclosed on page 20 under the heading The Annual Compensation Process, equity compensation was made in the form of restricted stock and “No stock options were awarded as part of the 2006 annual compensation process.” As disclosed on page 25 of the 2006 Proxy Statement under the sub-heading CFO Compensation, the Company disclosed that Mr. Pytosh commenced employment on September 1, 2006 and received both stock option and restricted stock awards. In future filings, to the extent applicable, the Company will disclose if additional equity awards are made as part of a negotiated employment arrangement as an inducement to hire a new named executive officer and for the purpose of providing additional economic means of aligning the interest of the newly-hired named executive officer with the interests of the Company’s stockholders.
7.	We refer you to Item 402(b)(1)(vi) of Regulation S-K. Please discuss how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. During 2006 a significant amount of Mr. Orlando’s equity holdings vested. To the extent material, discuss whether the compensation committee considered compensation or amounts realizable from prior compensation in setting other elements of compensation, such as gains from prior stock and option awards. See Item 402(b)(2)(x) of Regulation S-K.

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Response:
     The Compensation Committee was aware of the amount of vested holdings by each named executive officer through the use of tally sheets and other information provided to the committee. The Compensation Committee was also aware of the significant increase in the enterprise value and trading price of the Company’s stock since the time of the grant of the initial awards in 2004 that vested in 2006. No disclosure was provided in the 2006 Proxy Statement regarding the value of prior awards vesting in 2006 because this was not considered to be material by the Compensation Committee in setting elements of compensation for 2006.
     Pension Benefits 2006, page 34
8.	Please define “RP-2000 Mortality” for purposes of the pension plan.
Response:
     In future filings, the Company will define the term “RP-2000 Mortality” or refer with greater specificity to the RP-2000 Combined Mortality Table which combines the mortality experience of active employees and healthy annuitants and is one of the mortality tables developed by the Society of Actuaries in connection with the Retirement Protection Act of 1994, as amended, which established mortality assumptions to be used when calculating current liabilities for pension plans.
     Employment Arrangements and Potential Payments..., page 34
9.	In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.
Response:
     In future filings, the Company will expand its compensation discussion and analysis to provide a disclosure to the effect that (i) each of the employment agreements are substantially similar, except for specific levels of compensation and the term of severance for the chief executive officer; (ii) the employment agreements set forth a general framework for compensation, and generally set minimum levels of compensation, job responsibilities and severance arrangements governing the obligations of the parties following a termination of employment as a result of cause, good reason or change in control (with definitions of each term included in the proxy statement); (iii) the basic structure of the terms of the employment

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arrangements, including severance and change in control arrangements, with Messrs. Orlando, Klett and Simpson (all of whom were officers of Covanta Energy Corporation prior to its acquisition by the Company) were a result of negotiated employment agreements entered into in October 2004 a short time after Covanta Energy Corporation’s emergence from bankruptcy proceedings and acquisition by the Company; (iv) the severance arrangements were intended to insure retention of senior management by providing senior management with financial security and stability following Covanta Energy Corporation’s emergence from bankruptcy and simultaneous acquisition by the Company; and (v) the timing and amount of the payout levels reflected arms-length negotiations and were structured on a deferred basis in order to provide significant economic incentives for continued compliance with the continuing non-competition, non-solicitation and confidentiality covenants in the employment agreements that survive termination of employment. The Company will also disclose that the term of severance for the chief executive officer is longer than the other named executive officers because it may take longer for a chief executive officer to find comparable employment with another company following termination of employment. Finally, the Company will disclose that the employment agreement entered into with Mr. Pytosh was substantially similar to, and runs coincident in duration with, the employment agreements entered into by each of the other named executive officers.
10.	You have not defined key terms such as “cause,” “good reason” or “change of control” as defined under the agreements you have described. Please define the terms throughout this section.
Response:
     As noted in response to Comment 9 above, in future filings, the Company will include the definitions of “cause,” “good reason” and “change of control” from the agreements the first time the terms are used in the proxy statement.
* * * * *
     The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please do not hesitate to contact me directly at 312-269-8411.
Sincerely,
David S. Stone
DSS:jhs

cc:	Compensation Committee of Covanta Holding Corporation
Anthony J. Orlando
Timothy J. Simpson
Robert Monteleone